Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

January 31, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 55,866,594

RMT Awarded Two Wind Energy Projects Construction has commenced on 130 MW of renewable energy

Western Wind Energy Corp. (“Western Wind”) has selected RMT, Inc. (RMT) a leading renewable energy engineering and construction company, to construct two wind energy facilities. RMT has commenced construction on the 120-MW Windstar project in Tehachapi, California, and the 10-MW Kingman project in Mohave County, Arizona.

“We are thrilled to be partnering with Western Wind Energy on these clean energy projects.” said David Kutcher, RMT Chief Commercial Officer. “Once completed, these two facilities will have the capacity to power approximately 35,000 homes annually.”

RMT is responsible for engineering, procurement and construction (EPC) of the civil and electrical Balance of Plant (BOP) for the Windstar and Kingman projects, including the erection of Gamesa 2.0-MW wind turbines at both sites.

“RMT has designed and constructed dozens of utility-scale wind farms across the U.S.,” explains Alana Steele, General Counsel and Chief Operating Officer for Western Wind Energy. “We chose them to construct our Windstar and Kingman facilities because they know how to build reliable renewable energy facilities, while maintaining industry-leading health and safety performance.”

The Kingman facility is expected to commence commercial operation in the second quarter of 2011, while the Windstar facility is scheduled to come online in the fourth quarter of this year.

About RMT

RMT creates energy and environmental solutions that balance our clients’ business and sustainability goals. Headquartered in Madison, Wisconsin, the company has 600+ employees throughout the U.S. RMT has provided construction, engineering, design, and development services for 3,800+ MW of renewable energy across the U.S. RMT is a unit of Alliant Energy Corporation (NYSE: LNT), an energy holding company. Visit www.rmtinc.com.

First Stage of Substantial Issuer Bid

Western Wind is in the process of selecting a world class Energy Valuation firm to perform a Net Present Valuation of all of Western Wind’s assets, both physical and financial on a per share basis. From the valuation results, Western Wind will publish the findings on a Net Present Value per share basis, ensuring Minority rights will be protected during any share purchase solicitation.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHA LF OF THE BOA R D OF D I R EC TOR S

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used